SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2011

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

RESOLUTION TO CALL

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Board of Directors of SK Telecom Co., Ltd. (the “Company”) has resolved to call the Extraordinary General Meeting of Shareholders, to be held at the following time and place and the agenda of which shall be as follows:

1. Date / Time	August 31, 2011 09:00 AM (Local time)
2. Place	4th Floor, SK Telecom Boramae Building, 58 Boramae-Gil, Gwanak-gu, Seoul, Korea
3. Agenda	1. Approval of the Spin-off Plan 2. Approval of the Appointment of A Director
4. Date of the resolution by the Board of Directors	July 19, 2011
• Attendance of independent directors	Present	4
	Absent	1
• Attendance of audit committee members	Attended
5. Other Noteworthy Matters	For details of the spin-off plan, please refer to the public filings made on July 21, 2011 relating to the spin-off plan.

Approval of the Appointment of A Director

Candidate for Executive Director

Name	Term	Profile	Remarks

KIM, JOON HO	3Years

•    President, GMS Division, SK Telecom (Current)

•    President, CMS Division, SK Energy

•    Head of Ethical Management Office, SK Holdings

•    Senior Vice President, Chief Compliance Officer, SK Holdings

•    Chief of Policy Planning Division at the Ministry of Justice

•    Prosecutor of Seoul Supreme Prosecutors’ Office

•    B.A. in Law, Korea University

New Appointment

Forward-Looking Statement Disclaimer

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: July 21, 2011

4